04034374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 333-13428

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Full title of the Plan and the address of the Plan, if different from that of issuer named above)

Siemens Aktiengesellschaft
c/o Siemens Corporation
170 Wood Avenue South
Iselin, New Jersey 08830

(Name of issuer of the securities held pursuant to the Plans and the address of its Agent for Service)

SIEMENS SAVINGS PLANS

Individual Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

SIEMENS SAVINGS PLANS

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The participants of the Siemens Savings Plans
and the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees (collectively, the Plans or the Siemens Savings Plans) as of December 31, 2003 and 2002, and the related individual statements of changes in net assets available for benefits for the year ended December 31, 2003. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express opinions on these individual financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming opinions on the basic individual financial statements taken as a whole. The individual supplemental schedules H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic individual financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These individual supplemental schedules are the responsibility of the Plans' management. These individual supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual statements taken as a whole.

KPMG LLP

June 24, 2004

SIEMENS SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2003

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$ 4,245,149,420	102,199,295
Participants' loans receivable	83,531,554	3,431,407
Net assets available for benefits	$ 4,328,680,974	105,630,702

See accompanying notes to individual financial statements.

SIEMENS SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2002

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans (note 7)	$ 3,266,448,545	85,918,192
Participants' loans receivable	81,613,479	3,367,649
Net assets available for benefits	$ 3,348,062,024	89,285,841

See accompanying notes to individual financial statements.

SIEMENS SAVINGS PLANS

Individual Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Savings Plan	Union Plan
Additions:		
Additions to net assets attributed to:		
Plan's share of the net investment income of the Master Trust for Siemens Savings Plans (note 7):		
Net appreciation in fair value of investments	$ 598,262,488	12,625,182
Interest	76,371,810	2,416,606
Dividends	13,519,330	291,200
Interest on participants' income	4,520,411	184,323
Total investment income	692,674,039	15,517,311
Contributions:		
Participants	279,529,163	7,095,828
Employer	83,191,135	2,110,253
Total contributions	362,720,298	9,206,081
Total additions	1,055,394,337	24,723,392
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	261,002,100	7,642,980
Plan expenses	14,660,381	338,605
Total deductions	275,662,481	7,981,585
Net increase in net assets prior to net asset transfers	779,731,856	16,741,807
Asset transfers, net (note 10)	200,887,094	(396,946)
Net increase	980,618,950	16,344,861
Net assets available for benefits:		
Beginning of year	3,348,062,024	89,285,841
End of year	$ 4,328,680,974	105,630,702

See accompanying notes to individual financial statements.

(1) Description of Plans

The following description of the Siemens Savings Plan (the Savings Plan), and the Siemens Savings Plan for Union Employees (the Union Plan) (separately, the Plan, or collectively, the Plans or the Siemens Savings Plans) is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the Company), a wholly owned subsidiary of Siemens Aktiengesellschaft (Siemens AG), which cover salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company provided the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any employee who is employed by the Company or a participating company other than leased employees, nonresident aliens or anyone employed on a temporary basis for not more than twelve months. Effective December 31, 2003, the net assets and liabilities of the Siemens Savings Plan for Employees of Siemens Building Technologies, Inc. were merged into the Savings Plan. Unless expressly approved by the Company, employees covered by a collective bargaining agreement or by another Company-sponsored plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the Plans on any day following their date of employment. Newly hired employees who are eligible to participate in the respective plans automatically become participants and will have a tax-deferred contribution of 3% of the employee's compensation withheld unless the employee affirmatively indicates that he or she does not want to participate in the Plan, wants to participate at a different rate, or on a basis other than tax deferred contributions. The automatic contribution will be invested in the Stable Value Investment Option unless otherwise indicated.

As a result of acquisitions during 2003, employees from certain companies became eligible to participate in one of the Plans as of the effective dates outlined in note 10. In addition, the assets and liabilities of participants in plans associated with these companies (the Prior Plans) were transferred into one of the Plans as noted in note 10. Prior service under the Prior Plans is recognized as stated in each of the Plan's document. Generally, service that was recognized under the Prior Plans is recognized as continued employment for eligibility and vesting purposes under the Plans. All employees who transferred into the Plans from the Prior Plans were fully vested in their Prior Plans' account balances.

As a result of sales of affiliated companies, the assets and liabilities of participants for the companies listed in note 10 were transferred out of one of the Plans into plans established by the acquiring company.

Administration

The Administrative Committee and the Investment Committee of the Company are responsible for administering the Plans' operations and monitoring plan investments. The nine-person Administrative

Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and seven human resource representatives from certain of the Company's affiliates who are appointed by the Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the following members of the Company: the Executive Vice President and Chief Financial Officer (who serves as Chairman of the Investment Committee); the Vice President and Treasurer; Senior Vice President/General Counsel and Secretary; Vice President of Mergers & Acquisitions and Group Head; Vice President of Human Resources; and Vice President and Controller, Accounting and Reporting, all of whom are appointed by the board of directors of the Company.

Contributions

Participants in the Savings Plan and Union Plan can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by each of the Plans' documents. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of a tax-deferred and after-tax basis. The Plans also allow participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Effective February 2003, the Siemens Savings Plan allows participants age 50 and older to make additional tax-deferred contributions. These catch-up contributions are subject to IRS limits of $2,000 in 2003 and will increase by $1,000 each year up to the maximum of $5,000 in 2006.

For most participating companies, the Company matches 50% of the participant's contribution on the first 6% of the participant's compensation contributed to the Plans. The Company matches 75% of the participant's contribution on the first 6% of participant's contribution to the Savings Plan for certain other participating companies.

Participants whose employment with the Company is terminated have the option to deposit lump sum amounts they may receive from the Siemens Pension Plan directly into the Plans if they were a participant as of their last day of employment with the Company.

As dictated by the Internal Revenue Service (IRS), the maximum combined participant and employer contributions to a participant's account for a plan year is limited to the lesser of $40,000 for both 2003 and 2002, respectively, or 100% of the participant's annual compensation. The IRS has limited a participant's annual tax-deferred contribution to $12,000 and $11,000 for the 2003 and 2002 calendar years, respectively. Other IRS limits exist for certain highly compensated employees participating in the Plans.

Investment Options

A participant may direct his or her contributions to the following investment options within the Master Trust for the Siemens Savings Plans (the Master Trust):

a) Stable Value Investment Option,
b) Large Cap U.S. Stock Investment Option,
c) High Yield Bond Investment Option,
d) Non-U.S. Developed Markets Stock Investment Option,
e) Core Bond Investment Option,
f) Small Cap U.S. Stock Investment Option,

g) LifePath Portfolios (Five LifePath Portfolios),
h) Non-U.S. Emerging Markets Stock Investment Option,
i) Siemens AG Stock Investment Option, and
j) Any combination of the above, provided that a multiple of at least 1% is directed to each investment option selected.

The Plans allow participants to change their investment elections prospectively and to transfer their funds between investment options, on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option and the Non-U.S. Emerging Markets Stock Investment Option accounts. Any amount in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants of the Plans' investments must remain invested in that option for at least 30 days.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and applicable earnings or losses (net of plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants' contributions and earnings thereon are fully vested at all times. Except for the 2001 Siemens Global Stock Ownership Program (SGSOP) Award, formerly called the Let's Share contribution (a special one-time stock award for exceptional results of Siemens AG in fiscal year 2000/2001), Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The 2001 SGSOP Award and earnings thereon are fully vested at all times. In addition, participants become 100% vested in the Company's contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the Plans, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in one of the Plans.

For employer contributions made subsequent to the effective date of a Company subsidiary or affiliate plan's merger into the Plans, former participants of the originating plan vest according to the relevant vesting schedule. Prior service under each originating plan is recognized, as stated in the Plans' documents.

Participant Loans

The Plans allow participants to borrow amounts equal to or less than 50% of their vested account balance, up to a maximum of $50,000. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures any loans. Such loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Loans outstanding at the time participants leave their plan are termed "loan cancellations" and are treated as disbursements from the plan if not repaid within 90 days. Principal and interest are paid ratably during the year through payroll deductions.

(Continued)

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant that must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the remaining principal and any accrued interest that is due when the loan defaults.

Payment of Benefits

The Plans disburse funds for participant in-service withdrawals and terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in one of the Plans. The payment can take one of three forms: lump sum payments, two partial payments within a calendar year, or installment payments. Any vested benefit of $5,000 or less at the time of termination will automatically be paid out as a lump sum.

(2) Summary of Accounting Policies

Method of Accounting

The financial statements of the Plans have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The assets of each Plan are held in the Master Trust, along with assets of certain other Company-sponsored defined contribution plans. Unit values represent the proportionate participation in the Master Trust's funds and include earnings from realized and unrealized appreciation and depreciation of the funds' investments, accruals for asset transfers, less investment-related fees and expenses charged to the funds. Investments in mutual funds and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in collective investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the Master Trust. Investments in securities and American Depository Shares (ADSs) are valued at the closing market price as established on the appropriate national securities exchange. Investment contracts with insurance companies and other financial institutions are valued at contract value because such investments are fully benefit-responsive. Contract value represents contributions made under the contract, plus interest credited at the contract rate less distributions and administrative expenses. Investments in forward currency contracts are marked to market using quoted exchange rates on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

(Continued)

Plan Expenses

All expenses of the Plans are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balances of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and are included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit their nonvested portion of Company contributions and earnings thereon. At December 31, 2003, forfeited nonvested accounts totaled $4,627 and $0 for the Savings Plan and the Union Plan, respectively. At December 31, 2002, forfeited non-vested amounts totaled $236,462 and $0 for the Savings Plan and the Union Plan, respectively. Such forfeitures are applied to reduce future employer contributions. During 2003, employer contributions for the Savings Plan and the Union Plan were reduced by $3,074,639 and $26,166, respectively, from forfeited nonvested accounts.

(3) Parties-in-Interest

The six members of the Investment Committee and the nine members of the Administrative Committee are members of the Savings Plan.

(4) Plan Termination

The Company intends to continue the Plans indefinitely without interruption, but reserves the right to discontinue them at any time. In the event that a termination of any of the Plans should occur, the value of each participant's account (including Company contributions and earnings thereon) shall become fully vested.

(5) Tax Status of the Plans

The Internal Revenue Service (IRS) has issued determination letters dated January 21, 2004 for both the Savings Plan and for the Union Plan advising that the Plans, as both amended and restated effective January 1, 2001, qualify for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administration and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code.

(Continued)

(6) Non-Participant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31, 2003		Savings Plan	Union Plan
Net assets:			
Siemens AG Stock Investment Option	$	46,394,210	3,938,288
December 31, 2002			
Net assets:			
Siemens AG Stock Investment Option	$	24,272,972	2,223,317
Year ended December 31, 2003			
Changes in net assets:			
Net appreciation in fair value of investments	$	19,535,125	1,844,456
Dividends		443,228	40,886
Benefits paid to participants		(2,329,899)	(170,321)
Transfers to other investment funds, net		(539,095)	(2,369)
Asset transfers, net *		5,011,879	2,319
Net increase	$	22,121,238	1,714,971

* Includes transfers between the Plans and transfers in/out of the Plans as noted in note 10.

(7) Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other Company-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by Mellon Bank at December 31, 2003 and at Bankers Trust Company, a subsidiary of Deutsche Bank, at December 31, 2002. Effective October 31, 2003 all assets of the Master Trust were transferred from Bankers Trust to Mellon Bank.

At December 31, 2003 and 2002, each of the Plans interest in the net assets of the Master Trust was approximately as follows:

	2003	2002
Savings Plan	97.6%	92.9%
Union Plan	2.4%	2.4%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily weighted average basis. Master Trust amounts are prepared on the accrual basis of accounting from records prepared by Mellon Bank and Deutsche Bank.

Related Party Transactions

For the year ended December 31, 2003, the Master Trust purchased 2,868,147 Siemens ADSs with a fair market value of $150,395,326 and sold 2,061,827 ADSs for proceeds of $99,431,745 resulting in realized losses of $1,565,290. At December 31, 2003 and 2002, the market value of the Siemens AG Stock Investment Option was $242,346,344 and $93,751,173, which represent 5.6% and 2.7% of the Master Trust's total market value, respectively. Deutsche Bank Securities, Inc. executed the securities transactions in connection with participant directions to buy and/or sell ADSs of the Siemens AG Stock Investment Option. A per share brokerage commission was charged by Deutsche Bank Securities, Inc. Deutsche Bank Securities, Inc., was paid $93,557 in brokerage fees during 2003.

Securities Lending

As of December 31, 2003, the Master Trust participated in the Mellon Global Securities Lending Program for its US and Non-US securities. These securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in an AAA-rated money market fund, which consists of high quality short-term money market investments. The value of loaned securities amounted to $149,209,647 at December 31, 2003. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

The following table presents the fair values of investments for the Master Trust at December 31, 2003 and 2002:

	2003	2002
Insurance company contracts	$ 1,387,804,980	1,427,200,823
Common collective funds	1,358,144,368	961,033,696
Domestic and foreign common stock	634,033,018	563,086,045
Mutual funds	409,671,634	178,101,842
Government obligations	79,637,170	171,176,368
Corporate debt obligations	115,004,941	117,835,647
Siemens AG ADSs	242,346,344	93,751,173
Accrued income and other receivables	42,241,036	39,134,554
Short-term investments	152,345,975	2,390
Securities on loan against collateral	149,209,647	—
Forward currency contracts – net	(94,375)	(2,203)
Liability for collateral deposits	(153,683,843)	—
Accrued liabilities	(68,182,359)	(35,456,253)
Net assets of the Master Trust	$ 4,348,478,536	3,515,864,082

(Continued)

The total investment income of the Master Trust for the year ended December 31, 2003 is as follows:

Net appreciation in fair value of investments:		
Domestic and foreign common stock	$	315,023,596
Government obligations		608,276
Corporate debt obligations		9,560,200
Common collective funds		272,782,341
Mutual funds		54,289,804
Short-term investments		478,026
Other investments		347,421
Currency conversion		27,994
		653,117,658
Interest		81,305,182
Dividends		14,688,770
Total investment income of the Master Trust	$	749,111,610

Forward Currency Contracts – Net

In order to hedge against foreign currency exchange rate risks, certain investment managers for the Master Trust may buy or sell foreign forward currency contracts. Foreign forward currency contracts obligate one party to purchase, and the other party to sell, a specific currency at a set price on a future date. Foreign forward currency contracts are valued daily based on forward currency rates with the resulting adjustment being recorded as unrealized gain/loss. At December 31, 2003 and 2002, the net unrealized gain balance for forward currency contracts was $94,375 and $2,203, respectively, as detailed below.

As of December 31, 2003 and 2002, the Master Trust had open positions to buy foreign forward currency contracts in various denominations in exchange for $2,845,501 and $449,313, respectively, and whose values at December 31, 2003 and 2002 were $2,940,504 and $449,652, respectively, resulting in gains of $95,003 and $339 for 2003 and 2002, respectively.

As of December 31, 2003 and 2002, the Master Trust had open positions to sell foreign forward currency contracts in various denominations in exchange for $2,845,501 and $449,313, respectively, and whose values at December 31, 2003 and 2002 were $3,034,879 and $451,855, respectively, resulting in losses of $189,378 and $2,542 for 2003 and 2002, respectively.

(8) Investments

The following description of the Master Trust's investments relates only to the investment options that were available to the Plans' participants at December 31, 2003. The information is provided for general information purposes only and participants should refer to each fund's prospectus and annual report for more complete information.

Stable Value Investment Option

The option invests in high quality fixed income instruments along with investment contracts with insurance companies, banks, and other financial institutions. The objective of this investment option is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds. The assets underlying this investment option are managed by INVESCO Institutional. However, there is no guarantee (either from INVESCO Institutional or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Employer and participant contributions invested in the investment contracts as well as interest credited thereon are guaranteed by the financial institution that issues the investment contract and not by the Company. The investment contracts are fully benefit-responsive and are maintained at contract value. At December 31, 2003 and 2002, the contract value of the investment contracts approximated market value. The overall credit quality of the assets in each separately managed account will not be below a grade of AA.

Participant accounts are credited with the average rate being earned by all of the option's investments, which changes on a daily basis. The rate of return credited to participants' accounts for the Stable Value Investment Option was 4.27% and 5.22% for 2003 and 2002, respectively.

Large Cap U.S. Stock Investment Option

The option's assets are invested in approximately 57% of the S&P 500 Index portfolio, with the remainder invested in one or more widely diversified portfolios, each holding stock issued primarily by large and medium-sized U.S. companies. The assets underlying this investment option are managed by Barclays Global Investors, N.A. (BGI), Legg Mason, Capital Guardian and State Street Global Advisors (SSGA). The objective of this investment option is to seek long-term capital growth while generating returns that exceed the S&P 500 Index. However, there is no guarantee (either from BGI, Legg Mason, Capital Guardian, SSGA, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

High Yield Bond Investment Option

The option invests in a variety of below-investment-grade income securities, including (but not limited to) public and private corporate fixed-income securities, U.S. dollar fixed-income securities of foreign issuers, convertible securities, zero-coupon securities and preferred stocks. The assets underlying this investment option are managed by Loomis Sayles & Company and WR Huff Asset Management Company. The investment option seeks a higher rate of total return than the Merrill Lynch High Yield Master II Bond Index through both current income and capital appreciation, while approximating the average portfolio maturity and credit rating of that index. However, there is no guarantee (either from Loomis Sayles & Company, WR Huff Asset Management Company, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes a money market fund to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Non-U.S. Developed Markets Investment Option

The option invests primarily in the stocks of companies based outside the United States. These companies operate in countries considered to have well-developed, smoothly functioning securities markets and an underlying legal structure that supports financial investments. The assets underlying this investment option are managed by Capital Guardian and BGI. The objective of the investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index. However, there is no guarantee (either from Capital Guardian, BGI, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes a money market fund to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Core Bond Investment Option

The option invests in a variety of investment-grade fixed-income securities, including (but not limited to) fixed-income securities issued by the U.S. Government and Agencies, corporations, mortgage-backed issuers, asset-backed issuers, U.S.-dollar-denominated securities of foreign issuers and preferred stocks. The assets underlying this investment option are managed by Blackrock Financial Management, Inc. and Wellington Management Company. The objective of the investment option is to seek a total return that exceeds that of the Lehman Brothers Aggregate Bond Index. However, there is no guarantee (either from Blackrock Financial Management, Inc., Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Small Cap U.S. Stock Investment Option

The option invests in securities of a diverse group of small U.S. companies whose securities are traded in the U.S. securities markets. The assets underlying this investment option are managed by AXA Rosenberg Investment Management, Peregrine Capital Management, State Street Global Advisors (SSGA), and Wellington Management. The objective of the investment option is to seek long-term growth of principal, with performance exceeding that of the Russell 2500 Index. However, there is no guarantee (either from AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA, Wellington Management, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

LifePath Portfolios

Each portfolio invests in shares of one of the five diversified mutual funds managed by BGI. The objective of each portfolio is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. Each portfolio uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, each portfolio is adjusted, seeking to maximize investment returns as appropriate for each portfolio's investment time horizon. The five LifePath Portfolios' time horizons are: LifePath Retirement Portfolio, LifePath 2010 Portfolio, LifePath 2020 Portfolio, LifePath 2030 Portfolio, and LifePath 2040 Portfolio.

Non-U.S. Emerging Markets Stock Investment Option

This option invests primarily in the securities of companies based outside the United States, in countries considered to have less highly developed securities markets. The assets underlying this investment option are managed by BGI and Capital International, Inc. The objective of this investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International (MSCI) Emerging Markets Free Index. However, there is no guarantee (either from BGI, Capital International, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Siemens AG Stock Investment Option

The option invests only in the American Depository Shares (ADSs) of Siemens AG with a small amount in money market instruments to provide liquidity and to accommodate daily transactions. The objective of this option is to give participants an opportunity to track the performance of Siemens AG ordinary shares. ADSs are securities issued by a U.S. bank depositary under an agreement with Siemens AG that represent an interest in ordinary shares of Siemens AG held by the depositary. Siemens AG ADSs are listed on the New York Stock Exchange and provide a way for U.S. investors to invest in Siemens AG ordinary shares through a security that is publicly traded in the United States. ADSs trade in U.S. dollars and dividends on the ordinary shares underlying ADSs are paid in U.S. dollars Cash dividends are paid into the fund on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The option is not diversified since assets are invested in a single security. Therefore, there is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens AG ADSs at fair market value, paying brokerage commissions from fund assets.

The 2001 SGSOP Award and earnings thereon are restricted to investments in the Siemens AG Stock Investment Option for as long as the participant is employed with the Company and for as long as the participant maintains an account balance in the Plans. In addition, the 2001 SGSOP Award and earnings thereon are not available for withdrawals or loans and they will be excluded from the calculation of a participant's eligible loan balance. The Plans allow participants to direct contributions and transfer existing balances (except for the balances associated with the 2001 SGSOP Award) into or out of the Siemens AG Stock Investment Option.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Savings Plan financial statements to its Form 5500 at December 31, 2003 and 2002:

	2003	2002
Net assets available for benefits per the financial statements	$ 4,328,680,974	3,348,062,024
Less amounts allocated to withdrawing participants	(3,622,076)	(3,252,937)
Net assets available for benefits per the Form 5500	$ 4,325,058,898	3,344,809,087

The following is a reconciliation of benefits paid to participants from the Savings Plan financial statements to the Form 5500 of the Savings Plan for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$ 261,002,100
Add amounts allocated to withdrawing participants at December 31, 2003	3,622,076
Less amounts allocated to withdrawing participants at December 31, 2002	(3,252,937)
Benefits paid to participants per the Form 5500	$ 261,371,239

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but not yet paid as of that date.

The following is a reconciliation of the net increase in the net assets available for benefits for the year ended December 31, 2003 per the Savings Plan financial statements to its Form 5500:

Net increase per the financial statements	$ 980,618,950
Less amounts allocated to withdrawing participants at December 31, 2003	(3,622,076)
Add amounts allocated to withdrawing participants at December 31, 2002	3,252,937
Net increase per the Form 5500	$ 980,249,811

(10) Asset Transfers, Net

In connection with acquisitions by the Company, certain employees of the acquired companies were offered participation in the Plans and afforded the ability to transfer their accumulated qualified balances in their prior plans to the Company Plan that they are eligible to participate in. In connection with the sales of certain companies by the Company, certain employees of divested companies were required to terminate participation in the Siemens Savings Plans and, as such, their vested balances were transferred to plans established by the acquiring companies. In addition, certain subsidiaries of the Company merged their 401(k) plans into the Siemens Savings Plans, and certain employees transferred assets into or out of the Siemens Savings Plans from or to other Company-sponsored qualified plans.

The amount of net asset transfers to (from) the Plans for the year ended December 31, 2003 is as follows:

Plan name	Effective date	Transfers to (from) Savings Plan	Transfers to (from) Union Plan
Faraday LLC Retirement Savings Plan	December 31, 2003	$ 2,213,986	—
Draeger Medical Systems Inc. 401(k) Plan*	December 31, 2003	(24,785,896)	—
Emcor Savings Plan *	December 31, 2003	(5,026,189)	—
Mannesmann Group Deferred Pay Savings Plan*	December 31, 2003	2,100,000	—
Siemens Savings Plan for SBT *	December 31, 2003	225,341,434	—
Net transfer – other plans sponsored by the Company	Various	1,043,759	(396,946)
Total		$ 200,887,094	(396,946)

* Receivable (payable) as of December 31, 2003.

(11) Subsequent Events

Effective January 1, 2004, the groups of employees of the following affiliated companies (and certain of their respective affiliates) became eligible to participate in the Savings Plan:

- Faraday LLC;
- Siemens Building Technologies, Inc.; and
- Sequa TACR Dallas.

Effective April 13, 2004, the Turbomachinery, Inc. 401(k) Savings Plan was merged into the Siemens Savings Plan.

SIEMENS SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Savings Plan				
*	Participants' loans receivable	14,420 loans outstanding with interest rates ranging from 4.00% to 9.50%	$ —	83,531,554

* Represents a party-in-interest to the individual plan as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIEMENS SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
Union Plan				
*	Participants' loans receivable	1,058 loans outstanding with interest rates ranging from 4.00% to 9.50%	$ —	3,431,407

* Represents a party-in-interest to the individual plan as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES
(Registrant)

By: Administrative and Investment Committees of Siemens Corporation

Daniel Navatta

Date: June 25, 2004

By: Daniel Navatta
Siemens Corporation
Assistant Controller and Director, Benefits Accounting & Controlling

KPMG LLP
345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13428) of Siemens Aktiengesellschaft of our report dated June 24, 2004 relating to the financial statements and financial statement supplemental schedule of the Siemens Savings Plan for Union Employees, which appear in this Form 11-K.

KPMG LLP

New York, New York
June 25, 2004